UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39576

Global Business Travel Group, Inc.
(Exact name of registrant as specified in its charter)

666 3rd Avenue, 4th Floor
New York, New York 10017
(646) 344-1290
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, par value of $0.0001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*As previously publicly announced by the Registrant, on May 2, 2026, the Registrant entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gaia Purchaser, Inc., a Delaware corporation (“Parent”), and Gaia Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). Parent and Merger Sub are affiliates of Long Lake Management Holdings Inc. On September 29, 2026, Merger Sub merged with and into the Registrant, with the Registrant surviving as a wholly owned subsidiary of Parent (the “Merger”).

Pursuant to the requirements of the Securities Exchange Act of 1934, Global Business Travel Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 9, 2026

GLOBAL BUSINESS TRAVEL GROUP, INC.

By:	/s/ Eric J. Bock
	Name:	Eric J. Bock
	Title:	Chief Legal Officer, Global Head of M&A and Compliance and Corporate Secretary